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SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)

United PanAm Financial Corp.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

911301 10 9 (Cusip Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 911301 10 9	13G	Page 1 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PAFGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 6,014,515 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 6,014,515

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,014,515. See Item 4 below
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 35.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 911301 10 9	13G	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pan American Financial, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 6,014,515 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 6,014,515

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,014,515 See Item 4 Below
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 35.1%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 911301 10 9	13G	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William “Guillermo” Bron
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,689,000 6 SHARED VOTING POWER 6,014,515 7 SOLE DISPOSITIVE POWER 1,689,000 8 SHARED DISPOSITIVE POWER 6,014,515

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,703,515. See Item 4 below.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 42.4%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 911301 10 9	13G	Page 4 of 7 Pages

Item 1:		Name of Issuer:
United PanAm Financial Corp. (“UPFC”)

Principal Executive Offices of Issuer:
3990 Westerly Place Suite 200 Newport Beach, CA 92660

Item 2:	(a)	Name of Person Filing:
The persons filing this statement are PAFGP, LLC. (“PAFGP”), Pan American Financial, L.P. (“PAFLP”) and William “Guillermo” Bron, who are collectively referred to herein as the “Reporting Persons.” PAFGP is the sole general partner of PAFLP. Mr. Bron owns 100% of the membership interests of PAFGP and is the sole and managing member of PAFGP.

	(b)	Address of Principal Business Office or, if none, Residence:
The address of each of the Reporting Persons is 1901 Avenue of the Stars, Suite 470, Los Angeles, California 90067.

	(c)	Citizenship:

PAFGP is a limited liability company organized under the laws of Delaware. PAFLP is a Delaware limited partnership. Mr. Bron is a citizen of the United States of America.

	(d)	Title of Class of Securities:

Common Stock, no par value.

	(e)	CUSIP Number:

911301 10 9

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

CUSIP No. 911301 10 9	13G	Page 5 of 7 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

PAFGP - 6,014,515 shares are indirectly beneficially owned by PAFGP in its capacity as the sole general partner of PAFLP.

PAFLP - 6,014,515 shares owned of record.

William “Guillermo” Bron - 7,703,515 shares: 659,000 shares are owned of record by B2BF, L.P. over which entity Mr. Bron has sole voting and dispositive power and of which entity Mr. Bron is the sole beneficiary. 6,014,515 are owned by PAFLP, which shares are owned indirectly by Mr. Bron due to his ownership of 100% of the membership interests of PAFGP and his position as managing member of PAFGP, the general partner of PAFLP. Mr. Bron also beneficially owns 1,030,000 shares which Mr. Bron has a right to acquire within 60 days upon the exercise of vested options.

(b) Percent of class:

PAFGP - 35.1%

PAFLP - 35.1%

William “Guillermo” Bron - 42.4%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

PAFGP - 0

PAFLP - 0

William “Guillermo” Bron - 1,689,000

(ii) Shared power to vote or to direct the vote

PAFGP - 6,014,515

PAFLP - 6,014,515

William “Guillermo” Bron - 6,014,515

(iii) Sole power to dispose or to direct the disposition of

PAFGP - 0

PAFLP - 0

William “Guillermo” Bron - 1,689,000

(iv) Shared power to dispose or to direct the disposition of

PAFGP - 6,014,515

PAFLP - 6,014,515

William “Guillermo” Bron -6,014,515

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund, or endowment fund is not required.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Section 240.13d-1(c) or Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 911301 10 9	13G	Page 6 of 7 Pages

Signature

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

PAFGP, LLC

Dated: January 10, 2006	By:	/s/ William Bron
William “Guillermo” Bron, Managing Member

PAN AMERICAN FINANCIAL, L.P.

By: PAFGP, LLC, General Partner

	By:	/s/ William Bron
William “Guillermo” Bron, Managing Member

/s/ William Bron
WILLIAM “GUILLERMO” BRON

CUSIP No. 911301 10 9	13G	Page 7 of 7 Pages

EXHIBIT A

AGREEMENT RE JOINT FILING OF SCHEDULE 13G

Each of the undersigned Reporting Persons hereby agrees as follows:

(i)	Each of them is eligible to use the Schedule 13G and such Schedule 13G is filed on behalf of each of them; and

(ii)	Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate; and

(iii)	Each of them hereby consents and agrees to the filing on behalf of each of them of the foregoing Joint Statement on Schedule 13G.

Dated: January 10, 2006
PAFGP, LLC

	By:	/s/ William Bron
William “Guillermo” Bron, Managing Member

PAN AMERICAN FINANCIAL, L.P.

By: PAFGP, LLC, General Partner

	By:	/s/ William Bron
William “Guillermo” Bron, Managing Member

/s/ William Bron
WILLIAM “GUILLERMO” BRON